AF 3/4/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



02006067

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
PROCESSING
FEB 27 2002
WASH.

SEC FILE NUMBER
8-50578

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Investment Counseling, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

59 Old Highway 22
(No. and Street)

Clinton, NJ 08809
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony LoCascio — 908-730-8599
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider & Associates LLP
(Name — *if individual, state last, first, middle name)*

100 Jericho Quadrangle, #236, Jericho, NY 11753
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VF 3-26-02

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Anthony LoCascio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Counseling, Inc., as of December 31, XX 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

SUSAN T. MOTTA
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 9/4/2003

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income ~~(Loss)~~.
- [x] (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent auditors' report on internal control structure.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).


SEC MAIL PROCESSING
RECEIVED
FEB 2 7 2002
WASH., D.C.
365
SECTION

INVESTMENT COUNSELING, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2001

INVESTMENT COUNSELING, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2001

CONTENTS

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
SEC Practice Section
New York State Society of CPAs

----

767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT

Investment Counseling, Inc.
Clinton, New Jersey

We have audited the accompanying statement of financial condition of Investment Counseling, Inc. as of December 31, 2001, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Counseling, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedule, Computation of Net Capital, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required

by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schneider + Associates LLP

Jericho, New York
February 2, 2002

INVESTMENT COUNSELING, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$ 7,186
Due from clearing firm	17,692
Commissions receivable	76,221
Due from stockholder	10,492
Fixed assets - net	23,604
Other assets	18,222
Total assets	$153,417

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$ 11,505
Commissions payable	69,431
Total liabilities	80,936

Stockholder's Equity

Common stock, no par value, 1,000 shares authorized; 100 shares issued and outstanding	100
Additional paid-in capital	49,376
Retained earnings	23,005
Total stockholder's equity	72,481
Total liabilities and stockholder's equity	$153,417

See accompanying notes to financial statements.

INVESTMENT COUNSELING, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES	
Commissions	$1,277,964
Interest and other income	30,100
Total revenues	1,308,064
EXPENSES	
Compensation and benefits	1,202,555
Other operating expenses	82,852
Total expenses	1,285,407
Income before state income taxes	22,657
State income taxes	416
Net income	$ 22,241

See accompanying notes to financial statements.

INVESTMENT COUNSELING, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
BALANCES, January 1, 2001	$100	$49,376	$ 25,764	$ 75,240
Stockholder distributions			(25,000)	(25,000)
Net income	--	--	22,241	22,241
BALANCES, December 31, 2001	$100	$49,376	$ 23,005	$ 72,481

See accompanying notes to financial statements.

INVESTMENT COUNSELING, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Increase (decrease) in cash	
Cash flows from operating activities	
Net income	$ 22,241
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	6,337
(Increase) decrease in operating assets:	
Due from clearing firm	(401)
Commissions receivable	55,927
Due from stockholder	(10,492)
Other assets	(9,362)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(1,186)
Commissions payable	(66,668)
Total adjustments	(25,845)
Net cash used in operating activities	(3,604)
Cash flows from investing activities - fixed asset purchases	(23,215)
Cash flows from financing activities - stockholder distributions	(25,000)
Net decrease in cash	(51,819)
Cash at beginning of year	59,005
Cash at end of year	$ 7,186
Supplemental disclosure of cash flow information:	
Income taxes paid	$ 2,256

See accompanying notes to financial statements.

INVESTMENT COUNSELING, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

Investment Counseling, Inc. (the "Company") was formed on August 10, 1993 under the laws of the State of New Jersey for the purpose of operating as a securities broker-dealer. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. Operations consist primarily of the sale of mutual funds and the execution of securities trades for customers on an agency or riskless principal basis. Mutual fund transactions are settled by the respective independent mutual fund providers. All other customer transactions are cleared on a fully disclosed basis through an independent clearing firm.

Revenue Recognition

Commission income and related expenses are recorded on a trade date basis.

Fixed Assets

Depreciation of fixed assets is computed using accelerated and straight line methods over useful lives of three to seven years. Repairs and maintenance which do not extend the useful lives of the related assets are expensed as incurred. Depreciation expense was $6,337 for the year.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its taxable income. Instead, the shareholder reports the Company's taxable income on his own return and is liable for any tax due thereon. The Company is subject to state corporation tax on its taxable income.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - DUE FROM STOCKHOLDER

Stockholder advances are due on demand. The balance at December 31, 2001 was subsequently repaid.

NOTE 3 - OFF-BALANCE SHEET RISK

The Company executes securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company by agreement with its clearing broker may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The rule requires that the Company maintain minimum net capital of the greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000. At December 31, 2001, the Company had net capital of $25,575, which was $20,575 in excess of its required net capital of $5,000. The Company's net capital ratio at December 31, 2001 was 2.74 to 1.

SUPPLEMENTARY SCHEDULES

INVESTMENT COUNSELING, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2001

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

INVESTMENT COUNSELING, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2001

Computation of Net Capital

Stockholder's equity		$72,481
Non-allowable assets:		
Fixed assets - net		23,604
Commissions receivable over 30 days		138
12b-1 fee receivables, net of offsetting commissions payable		4,828
Other assets		18,222
Total non-allowable assets		46,792
Net capital		25,689
Minimum capital requirement - the greater of $5,000 or 6-2/3% of aggregate indebtedness of $70,444		5,000
Excess net capital		$20,575
Ratio of aggregate indebtedness to net capital		2.74 to 1
Schedule of aggregate indebtedness:		
Accounts payable and accrued expenses		11,505
Commissions payable	69,431	
Less: Amount securing Due from stockholder	(10,492)	58,939
		$70,444

There were no material differences between net capital reported in the Company's Part IIA of Form X-17a-5 as of December 31, 2001 and net capital as computed above.

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
SEC Practice Section
New York State Society of CPAs

767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5

Investment Counseling, Inc.
Clinton, NJ

In planning and performing our audit of the financial statements of Investment Counseling, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure, policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but

not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Schneider + Associates LLP

Jericho, New York
February 2, 2002